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16014691

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 09 2016

Washington DC
403

SEC FILE NUMBER
8- 67002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dalmore Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

525 Green Place
(No. and Street)

Woodmere	NY	11598
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jack Faller 973-769-6253
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tuttle, Nathan Talmadge
(Name – *if individual, state last, first, middle name*)

1800 Rivercrest, Ste. 720	Sugar Land,	TX	77478
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Oscar Seidel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dalmore Group, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Pres

Title

Notary Public



NOTARY PUBLIC
BRANDON A GREENE
No. 01GR6276862
Exp. 02/25/17
NASSAU COUNTY
STATE OF NEW YORK

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Dalmore Group, LLC

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

For the Year-Ended December 31, 2015

Contents

Nathan T. Tuttle, CPA

1800 Rivercrest, Suite 720
Sugar Land, Texas 77478

Phone: (713) 256-1084
Fax: (832) 426-5786

INDEPENDENT AUDITOR'S REPORT

To the Directors of
Dalmore Group, LLC
525 Green Place
Woodmere, NY 11598

Report on the Financial Statements

I have audited the accompanying financial statements of Dalmore Group, LLC (the "Company) which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations and other comprehensive income, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements and supplemental information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on the audit. I conducted the audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for the audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dalmore Group, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

The audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934, including the Computation of Net Capital under Rule 15c-3, Computation for Determination of Reserve Requirements and information relating to Possession or Control Requirements Under 15c3-3, is presented for the purpose of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures to test the completeness and accuracy of the supplemental information presented. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, in form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Houston, TX
February 24, 2016

Nathan T Tuttle, CPA

Dalmore Group, LLC

Financial Statements

Statement of Financial Condition

As of and for the Year-Ended December 31, 2015

Assets		
Current Assets		
Cash and Equivalents	$	14,949
PrePaid Expenses		6,156
Total Assets	$	21,105
Liabilities and Member's Equity		
Current Liabilities		
Accounts Payable	$	3,426
Accrued Expenses		2,266
Total Current Liabilities		5,692
Member's Equity		15,413
Total liabities and member's equity	$	21,105

The accompanying notes are an integral part of these financial statements.

Dalmore Group, LLC
Financial Statements
Statement of Operations
As of and for the Year-Ended December 31, 2015

Revenue		
Advisory Fees	$	1,305,000
Interest Income		1
Private Placement Fee		415,000
Realized Gain		562,785
Total Revenue		2,282,786
Expenses		
Commission Expense		2,240,955
Clearing Expensse		1,937
Email Archiving		435
Insurance		472
Other Expenses		634
Professional Fees		23,894
Regulatory Expense		25,727
Total Expenses		2,294,054
Net Loss	$	(11,268)

The accompanying notes are an integral part of these financial statements.

Dalmore Group, LLC

Financial Statements

Statement of Cash Flows

As of and for the Year-Ended December 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	(11,268)
Adjustments to reconcile change in net Income to net cash provided by (used) in operating activities:	
Prior period adjustment	(452.00)
Increase (decrease) in prepaid expenses	753.00
Increase (decrease) in accounts payable	1,561.00
Increase (decrease) in accrued liabilities	(1,734.00)
Total Adjustments	128.00
Net Cash Provided by (Used in) Operating Activities	(11,140)
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions	-
Contributions	8,000.00
Net Cash Provided by (Used in) Financing Activities	8,000.00
NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS	(3,140)
CASH AND EQUIVALENTS AT BEGINNING OF PERIOD	18,089
CASH AND EQUIVALENTS AT END OF PERIOD	14,949

The accompanying notes are an integral part of these financial statements.

Dalmore Group, LLC

Financial Statements

Statement of Changes in Ownership Equity

As of and for the Year-Ended December 31, 2015

Balance at December 31, 2014	19,134
Capital Addition	8,000
Net Loss	(11,268)
Prior Period Adjustment due to overaccrual of renewal amortization	(452)
Balance at December 31, 2015	15,414

The accompanying notes are an integral part of these financial statements.

Dalmore Group, LLC

Financial Statements

Statement of Changes in Subordinated Liabilities

As of and for the Year-Ended December 31, 2015

Balance at December 31, 2014	$ -
Increase(decrease)	-
Balance at December 31, 2015	$ -

The accompanying notes are an integral part of these financial statements.

Dalmore Group, LLC
Notes to Financial Statements
As of and for the Year-Ended December 31, 2015

NOTE 1 – ORGANIZATION

Dalmore Group, LLC ("the Company") is registered as a broker and dealer in securities pursuant to Section 15 (b) of the Securities and Exchange Act of 1934. The Company was formed in April 2005 in the State of New York.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance accounting principles generally accepted in the United States.

Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Accounting basis

The Company uses the accrual basis of accounting for financial statement and income tax reporting. Accordingly, revenues are recognized when services are rendered and expenses realized when the obligation is incurred.

Accounts receivable

The Company extends unsecured credit to its customers in the normal course of business. The determination of the amount of uncollectible amounts is based on the amount of credit extended and the length of time each receivable has been outstanding. The allowance for uncollectible amounts reflects the amount of loss that can be reasonably estimated by management and is included as part of operating expenses in the accompanying statement of operations. As of December 31, 2015, the Company has not recorded an allowance for any potential non-collection.

Revenue recognition

The Company typically enters into contracts with clients calling for periodic retainer fees to be paid during the term of the arrangement, and a success fee to be paid out once the merger, acquisition, sale, restricting, or financing (the "transaction") is successfully completed. This success fee is typically based on a percentage of the total consideration of the transaction, fees in the period earned, with separate revenue recognition once each transaction is finalized.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair values of financial instruments

Financial Accounting Standards Board Accounting Standards Codification ("ASC") 825, "Financial Instruments," requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments: The carrying amount of cash, accounts receivable, prepaid expenses and accounts payable and accrued expenses approximate fair value because of the short maturity of those instruments.

Income taxes

The Company is treated as a disregarded entity for federal and state income tax reporting purpose and, thus no federal or state income tax expense has been recorded in the financial statements. Taxable income of the Company is passed through to its member and reported on their individual tax return. The federal and state income tax returns of the individual are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results may differ from these estimates.

NOTE 3 - SUBSEQUENT EVENTS

The Company evaluated events occurring between the end of its fiscal year, December 31, 2015, and February 24, 2016 when the financial statements were issued.

Dalmore Group, LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2015

Computation of Net Capital

Stockholder's Equity		$15,413
Non-Allowable Assets		
Prepaid expenses	$ 6,156	
Total Non-Allowable Assets	$ 6,156	
Net Allowable Capital		$ 9,257

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 379
Minimum Dollar Net capital Requirement of Reporting Broker-Dealer	5,000
Net Capital Requirement	5,000
Excess Net Capital	4,257

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$5,692
Percentage of Aggregate Indebtedness to Net Capital	.61%

Computation of Reconciliation of Net Capital

Net Capital Computed on FOCUS IIA as of 12/31/2013		$ 9,257
Adjustments		
Increase (Decrease) in Equity	-	
(Increase) Decrease in Non-Allowable Assets		-
Net Capital per Audit		$ 9,257
Reconciled Difference		-

Dalmore Group, LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2015

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2015, the Company had net capital of $9,257 which was $4,257 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.61%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(i); "Special Account for the Exclusive Benefit of Customers" maintained.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is not exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting more than $500,000 in gross revenue.

Dalmore Group, LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2015

Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

Dalmore Group
525 Green Street
Woodmere, New York

February 23, 2016

Nathan Tuttle, CPA
1800 Rivercrest Dr., Ste. 720
Sugar Land, TX 77473

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, Dalmore Group, LLC

1. Claims exemption 15c3-3(k)(2)(i) from 15c3-3;
2. We have met the identified exemption from January 1, 2015 through December 31, 2015, without exception, unless, noted in number 3, below;
3. We have no exceptions to report this fiscal year.

Regards,



Oscar Seidel
President
Dalmore Group, LLC

February 23, 2016


Date

Nathan T. Tuttle, CPA

1800 Rivercrest, Suite 720
Sugar Land, Texas 77478

Phone: (713) 256-1084
Fax: (832) 426-5786

EXEMPTION REVIEW REPORT

February 24, 2016
Oscar Seidel
Dalmore Group, LLC
525 Green Place
Woodmere, NY 11598

Dear Oscar Seidel:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Dalmore Group, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Dalmore Group, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3. Dalmore Group, LLC stated that it has met the identified exemption provisions throughout the most recent fiscal year without exception. Dalmore Group, LLC's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Dalmore Group, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Houston, Texas
February 24, 2016

Dalmore Group, LLC

Supplementary Schedules Pursuant to SEA Rule 17a-5

Of the Securities and Exchange Act of 1934

As of and for the Year-Ended December 31, 2015

SIPC Reconciliation Report Pursuant to SEA 17a-5(c)(4)

Dalmore Group, LLC is a member of the Securities Investor Protection Corporation (SIPC). In accordance with Rule 17a-5(C)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments, Forms SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the periods through December 31, 2015, which were agreed to by Dalmore Group, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority and the SIPC, solely to assist you and other specified parties in evaluating Dalmore Group, LLC's compliance with the applicable instructions of the Assessment Reconciliation Forms SIPC 7. Dalmore Group, LLC's management is responsible for Dalmore Group, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC 6 & 7 with the respective cash disbursements record entries, noting no material differences.

2. Compared audited Total Revenue for the period of January 1, 2015 through December 31, 2015 (fiscal year-end) with the amounts reported on Forms SIPC-7, noting no material differences.

3. Compared any adjustments reported on Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no material differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7, noting no material differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no material differences.

We are not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures other matters might have come to our attention that would have been reported.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Nathan T. Tuttle, CPA
February 24, 2016
Houston, TX

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 2015
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067002 FINRA DEC

Dalmore Group, LLC
525 Green Place
Woodmere, NY 11598

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jack D. Faller 973-769-6253

2. A. General Assessment (item 2e from page 2) $ 5,707

B. Less payment made with SIPC-6 filed (exclude interest) (3,026)

08-30-2015
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,681

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,681

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Dalmore Group, LLC
(Name of Corporation, Partnership or other organization)

Jack D. Faller
(Authorized Signature)

Dated the 23 day of February, 20 16.

Financial Operations Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions: